Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on May 30, 2023.

Stratasys Board of Directors Unanimously Rejects Nano Dimension’s Partial Tender Offer

Board of Directors Unanimously Recommends Stratasys Shareholders NOT Tender Shares into the Nano Tender Offer and Stresses Critical Importance for Stratasys Shareholders to Deliver a Notice of Objection Against the Partial Offer

Board of Directors Unanimously Determines that Nano’s Opportunistic $18.00 Per Share Partial Offer of Questionable Authority Substantially Undervalues Stratasys

Releases Investor Presentation Highlighting Strength of Stratasys’ Strategy and Inherent Risks of Nano’s Misinformed, Potentially Illegitimate Campaign

Visit http://www.NextGenerationAM.com/NanoObjection for More Information

MINNEAPOLIS & REHOVOT, Israel – May 30, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors (the “Board”), after consultation with its independent financial and legal advisors, unanimously determined that the partial tender offer by Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano”) to acquire ordinary shares of Stratasys for $18.00 per share in cash substantially undervalues the Company and is NOT in the best interests of Stratasys shareholders. Accordingly, the Board unanimously recommends that shareholders reject the offer and deliver a Notice of Objection against the offer. Information regarding how to deliver a Notice of Objection can be found at www.NextGenerationAM.com/NanoObjection.

As announced on May 25, 2023, Stratasys has entered into a definitive agreement to combine with Desktop Metal in an all-stock transaction, which was unanimously approved by the Stratasys Board.

Desktop Metal is a leader in production metal, sand, ceramic and dental 3D printing solutions. The combination is expected to accelerate Stratasys’ growth trajectory by uniting two leaders to create a next-generation additive manufacturing company that is well-positioned to serve the evolving needs of customers in manufacturing. The combined company will have attractive positions across multiple additive manufacturing technologies and solutions and an IP portfolio with more than 3,400 patents and pending patent applications. With recently expanded offerings and the pending merger with Desktop Metal, Stratasys’ total addressable market is expected to increase to more than $100 billion1. This provides significant room for growth as the Company shifts its focus from prototyping to end-use part manufacturing, one of the fastest growing segments in additive manufacturing. Stratasys and Desktop Metal remain committed to pursuing this combination and unlocking the compelling strategic and financial benefits the transaction is expected to deliver to all stakeholders.

“Due to the strength of our business and the significant upside potential of our pending merger with Desktop Metal, our Board’s position is clear: shareholders should reject Nano’s partial offer and ensure their voices are heard by delivering a Notice of Objection against the offer,” said Dov Ofer, Stratasys’ Chairman of the Board of Directors. “We remain focused on acting in the best interests of Stratasys shareholders and completing our combination with Desktop Metal, despite Nano’s self-interested campaign led by a Board and management team whose legality and authority continue to be in question.”

[1]	Denotes 2032 based TAM

Reasons for the Stratasys Board’s Recommendation

As further detailed in the Schedule 14D-9, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), and highlighted in the investor presentation released today, the Stratasys Board considered numerous factors in reaching its recommendation that Stratasys shareholders reject Nano’s partial offer and deliver a Notice of Objection against the offer, including the following:

●	Nano’s partial offer is inadequate and substantially undervalues Stratasys’ industry-leading position and growth opportunities, which are even larger in light of the pending merger with Desktop Metal. Nano’s $18.00 per share offer reflects a 1.5x CY23E consensus sales multiple[2], which is a substantial discount to where Stratasys’ peers trade. Additionally, Nano’s offer does not reflect the full value of the business, especially given the pending merger with Desktop Metal and the fact that Stratasys is moving toward stronger and more profitable growth.

o	Nano’s partial offer fails to adequately value the significant value creation expected to result from the Desktop Metal transaction, in particular:

▪	Growth Opportunities for the Combined Company: The Desktop Metal transaction is expected to establish a uniquely scaled additive manufacturing company that would be one of the largest companies in the industry, targeting $1.1 billion in 2025 revenue. As a result of the transaction, together with Stratasys’ recently expanded offerings, Stratasys’ total addressable market is expected to increase to more than $100 billion by 2032.

▪	Opportunities for Meaningful Synergies: Significant revenue and cost synergies are expected as a result of the Desktop Metal transaction, including $50 million of revenue synergies by 2025.

▪	Increased Financial Strength: The combination is expected to create a well-capitalized business with a very attractive financial model:

●	Over 50% of revenue from mass production;

●	$1.1B of total revenue expected by 2025;

●	45%+ gross margins and 10-12% Adjusted EBITDA margins by 2025; and

●	$437 million[3] of cash and cash equivalents together as of 1Q 2023.

o	Nano’s offer also fails to adequately value Stratasys’ value creation strategy, which represents significantly greater value for shareholders than the value represented by Nano’s offer, in particular:

▪	Defending the core business: Maintain strong and leading growth within PolyJet and Fused Deposition Modeling (“FDM”);

▪	Broadening polymer solutions offering: The polymer addressable market is large and expected to grow at a 12% CAGR to $6 billion. Stratasys has introduced three new products since 2020, which will triple the Company’s addressable market, including Digital Light Processing (“DLP”), Stereolithography and Powder Bed Fusion (“PBF”). These expanded offerings are expected to create significant value for shareholders in the near to intermediate term;

▪	Developing end-to-end manufacturing solutions: Approximately 30% of the Company’s revenue is generated from direct manufacturing today and would be more than 50% pro forma for the merger with Desktop Metal; and

▪	Evolving go-to market capabilities: Stratasys has a differentiated network of more than 200 exclusive channel partners, providing unparalleled market access across regions and markets.

[2]	Factset as of 05/23/2023
[3]	Before executing the Covestro acquisition

●	Nano’s partial offer is highly opportunistic. Despite previously having proposed an acquisition of Stratasys at $20.05 per share, which the Board rejected, Nano’s partial tender offer only offers shareholders $18.00 per share. The Board views Nano’s attempt to increase its ownership to 53% to 55% of Stratasys’ ordinary shares, and control of Stratasys, in an offer that is $2.05 less per share than Nano was willing to pay to acquire 100% of Stratasys’ ordinary shares as evidence of the manipulative and self-interested nature of the offer, based at least in part on its own ongoing dispute and litigation with its largest shareholders.

●	Nano’s campaign is of questionable legal authority and poses significant risks to Stratasys and its shareholders. The composition and legitimacy of Nano’s Board and management team, and consequently, Nano’s authority to make and consummate the partial tender offer, remain subject to adjudication in the Israeli courts, which is currently ongoing. This legal uncertainty poses a significant risk to Stratasys and its shareholders due to the unpredictable potential negative consequences should the Israeli courts determine that the tender offer has been made without the proper authority.

●	Nano’s management team has demonstrated a disregard for shareholder value through its history of value-destructive behavior and is ill-equipped to successfully operate a global business at the scale of Stratasys. Nano and its management team do not have a track record of operational excellence and the management team has demonstrated a disregard for shareholder value through its history of value-destructive acquisitions, including DeepCube and NanoFabrica. Nano’s plans for Stratasys could include changes to shareholder rights and even delisting.

●	An acquisition by Nano of a majority of the outstanding Stratasys ordinary shares would result in adverse consequences for Stratasys and the remaining shareholders. As a result of Nano becoming a controlling shareholder, Nano would acquire the ability to divert profitable business initiatives away from Stratasys for its own benefit and could enter into related party agreements that benefit Nano at the expense of the public minority shareholders of Stratasys. Furthermore, Nano has demonstrated its disregard for shareholders’ rights by, among other things, failing to disclose the voting results of director elections and changing the classification of directors to avoid facing shareholder votes. Accordingly, the Board believes that the acquisition by Nano of control of Stratasys should not be permitted to occur on the basis of a minority of its public shareholders tendering their shares in Nano’s partial tender offer, which would provide Nano with control without even garnering the support of a majority of the Stratasys shares held by third parties. In addition, under Israeli law, if Nano consummates its offer, it and its affiliates will be prohibited for one year from conducting an additional tender offer for Stratasys shares or merging with Stratasys. Nano will, however, be permitted to acquire up to 90% of the outstanding Stratasys ordinary shares in the open market or through private transactions, such that shareholders who do not tender their shares in Nano’s offer will have significantly reduced opportunities for liquidity following the consummation of Nano’s offer. These restrictions result in Nano’s offer being highly coercive to Stratasys shareholders while allowing Nano to increase its ownership of the Company at market prices and with no control premium.

●	Nano’s partial offer is highly conditional and may never be consummated. The numerous conditions set forth in Nano’s offer call into question whether this is an offer capable of acceptance at all, and at the very least create uncertainty and risk as to whether the offer can be completed and the timing for completion, if at all. Stratasys shareholders cannot be assured as to whether, or when, Nano would be able to consummate the offer.

Cautionary Note to Stratasys Shareholders

The Board wishes to emphasize to Stratasys’ shareholders the importance of delivering a Notice of Objection to reject Nano’s partial tender offer in addition to not tendering any shares in the offer.

Not taking any action is not sufficient to express opposition to the tender offer and may result in Nano being able to consummate its offer. Under Israeli tender offer rules, Nano’s tender offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer.

If you have tendered any of your Stratasys ordinary shares, you can still withdraw them. For assistance in withdrawing your Stratasys ordinary shares or filing a Notice of Objection, you can contact your broker or Stratasys’ information agent, Morrow Sodali LLC (“Morrow Sodali”), at the phone number and email below.

Additional Information

The full basis for the Board’s unanimous recommendation is set forth in Stratasys’ Schedule 14D-9 filed today with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the Schedule 14D-9 may also be obtained on the Company’s website at https://www.stratasys.com/en/ or by contacting Morrow Sodali LLC toll-free at (800) 662-5200 or (203) 658-9400 or via email at SSYS@info.morrowsodali.com.

Visit www.NextGenerationAM.com/NanoObjection for the full investor presentation and additional information about how Stratasys shareholders can deliver a Notice of Objection to protect their investment.

Advisors

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: factors relating to Nano’s offer, including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer, the completion or failure to complete the offer, on Stratasys’ businesses, or other developments involving Nano; the ultimate outcome of the transaction with Desktop Metal; the timing of the transaction with Desktop Metal; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction with Desktop Metal; the ability to satisfy closing conditions to the completion of the transaction with Desktop Metal (including any necessary shareholder approvals); other risks related to the completion of the transaction with Desktop Metal and actions related thereto. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. For a discussion of some of the risks and important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements, see the discussion in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Form 20-F for the fiscal year ended December 31, 2022.

Important Additional Information

This press release is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ STRATASYS’ SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

In connection with the proposed transaction with Desktop Metal, Stratasys also intends to file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys using the sources indicated above.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Rosa Coblens

VP Sustainability, Public Relations IL & Global Internal Communications

Rosa.Coblens@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703